United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Exxon Mobil Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Exxon Mobil Corporation

RE: The case to vote FOR Item 4 on the 2024 Proxy Ballot (“Revisit Pay Incentives for

GHG Emission Reductions”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item 4 following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Item 4 (the “Proposal”) on the 2024 proxy ballot of the Exxon Mobil Corporation (“ExxonMobil” or the “Company”). The Resolved clause states:

Shareholders of ExxonMobil request the Compensation Committee of the Board of Directors to revisit its incentive guidelines for executive pay, to emphasize legitimate fiduciary goals and consider eliminating greenhouse gas reduction targets and other scientifically dubious goals from compensation inducements.

Introduction

ExxonMobil, like many in the energy sector, has increasingly aligned its corporate strategies with a poorly substantiated, government-subsidized, and corporate media-amplified “scientific consensus,”[1] which states that anthropogenically-driven climate change will result in catastrophic impacts to the environment, to the planet, and to humans. The Company’s embrace of this narrative is reflected partially in its executive compensation, with financial incentives tied to greenhouse gas emission reductions. However, the discourse surrounding climate change – regarding its causes, its impacts, and the efficacy of proposed solutions – is far more complex and nuanced than usually explained. Incentivizing the Company’s executives to reduce greenhouse gas emissions will result in lower oil and gas production, or in misguided investments in speculative, subsidy-driven carbon capture and storage technology experiments. These compensation inducements distort true supply and demand, and therefore destroy shareholder resources, and should be removed.

Climate Change

The conversation surrounding climate change is complex. The planet has historically experienced temperature fluctuations, from ice ages,2 to periods far hotter than the current climate.3 These changes unfolded without human intervention and aside from the modern industrial age, and were instead driven by the intricate interplay of volcanic activity, solar radiation fluctuations, the Earth’s own orbital dynamics, and other natural phenomena.4 5 6

The present discourse focuses excessively on the degree that human actions can be blamed for recent warming trends. Greenhouse gas emissions that result from the combustion of fossil fuels are often blamed as the primary anthropogenic driver of climate change. However, other human factors include agriculture, construction, and deforestation, may each create their own greenhouse gas emissions, or create other feedback loops that indirectly raise the surface temperature of the Earth over time.7

1 NASA. “Scientific Consensus.” See https://science.nasa.gov/climate-change/scientific-consensus/

2 Scott, Michon. “What’s the coldest the Earth’s ever been?” Climate.gov, February 18, 2021. See https://www.climate.gov/news-features/climate-qa/whats-coldest-earths-ever-been

3 Lindsay, Rebecca; Scott, Michon. “What's the hottest Earth’s ever been?” Climate.gov, November 22, 2023. See https://www.climate.gov/news-features/climate-qa/whats-hottest-earths-ever-been

4 Royal Society. “The Basics of Climate Change.” See https://royalsociety.org/news-resources/projects/climate-change-evidence-causes/basics-of-climate-change/

5 Met Office. “Causes of climate change.” See https://www.metoffice.gov.uk/weather/climate-change/causes-of-climate-change

6 US Environmental Protection Agency. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

7 US EPA. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

The Intergovernmental Panel on Climate Change (IPCC), [8] a body of the United Nations,[9] posits that the significant uptick in atmospheric CO2 levels plays a leading role in modern global warming.[10] This narrative has gained substantial traction, underpinning urgent calls for drastic reductions in greenhouse gas emissions.

However, a growing segment of the scientific community advocates for a more nuanced exploration of Earth’s climate system. Viewpoints among credentialed researchers vary. Some argue that climate alarmism is exaggerated and increased greenhouse gases will be far less damaging than often claimed. Others assert that the data evidencing a changing climate is erroneous or misleading, and that the Earth may not be warming at all. Ultimately, both camps agree that numerous influences, both naturally occurring and human-initiated, contribute to the present climate, and that the current debate is often distorted and simplistic.

Dissenting voices from the prevailing corporate media narrative point to the influence of phenomena such as ocean currents, which act as global heat conveyors, and aerosol particles in the atmosphere, which can reflect or absorb the sun’s energy.11 12 They argue that these natural processes – complex and not fully understood – might diminish, or even eclipse the impact of anthropogenic CO2 emissions. Thus, the challenge is to disentangle the human contribution from the Earth’s interrelated atmospheric systems.

This nuanced understanding of the climate acknowledges the intricate dance between human activities and the Earth’s natural climatic processes. It champions continued exploration into the dynamics of past and present climate changes and their interconnections. This approach advocates for a balanced perspective that recognizes the contributions of both human and natural factors to climate change. It calls for informed, holistic environmental policies that do not compromise economic vitality and development, ensuring a future where energy security and environmental stewardship go hand in hand.

Discourse Has Become Politicized

By comparison, the current climate change discourse – which also dominates corporate America, including among energy and finance industries – often exhibits a marked bias against CO2 emissions, portraying them as the sole villain in the global warming narrative. This oversimplification neglects the complexity of the Earth’s climate system, drives the storytelling

8 IPCC. “FAQ Chapter 1.” See https://www.ipcc.ch/sr15/faq/faq-chapter-1/

9 IPCC. “About.” See https://www.ipcc.ch/about/

10 IPCC. “Climate change widespread, rapid, and intensifying – IPCC,” August 9, 2021. See https://www.ipcc.ch/2021/08/09/ar6-wg1-20210809-pr/

11 US EPA. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

12 British Geological Survey. “What causes the Earth’s climate to change?” See https://www.bgs.ac.uk/discovering-geology/climate-change/what-causes-the-earths-climate-to-change/

towards alarmism, and forecasts catastrophic outcomes based on models and assumptions that often don’t fully capture the inherent uncertainty in climate science.

The alarmist perspective is favored by the IPCC, which was the primary consultant in the creation of the landmark Paris Agreement – signed by one hundred ninety-four states and the EU at the twenty-first session of the Conference of Parties (COP21), the supreme rulemaking body of the United Nations Framework Convention on Climate Change (UNFCCC).13 Since the Paris Agreement was signed, the IPCC’s primary purpose is to provide periodic “Assessment Reports” (abbreviated by number, such as “AR6” for the Sixth Assessment Report) comprised of up-to-date climate research and mitigation policy proposals for both governments and the private sector.14

During the creation of AR5 (published in 2015), the IPCC developed four scenarios called Representative Concentration Pathways (RCP). The RCPs represent alternative climate futures based on different greenhouse gas emission scenarios. The IPCC labeled each RCP according to its projected level of radiative forcing by 2100. The RCPs range from RCP2.6, which represents a scenario where greenhouse gas emissions peak around 2020 and decline thereafter, to RCP8.5, which represents a scenario where greenhouse gas emissions continue to rise throughout the century, resulting in a temperature increase of 4.5°C or more by 2100.

The RCPs represent potential outcomes, but are not predictions. The IPCC did not assign likelihoods to the pathways because there is a high degree of uncertainty associated with future emissions and their impacts on the climate system. Instead, the RCPs are tools for exploring the range of possible outcomes, however improbable they may be.

While RCP8.5 is the worst-case scenario, it is highly unlikely. Yet media organizations, activist groups, and even scientific bodies like the IPCC have routinely portrayed the extreme consequences of RCP8.5 as the default outcome. According to a 2020 article by Zeke Hausfather, director of climate and energy at the Breakthrough Institute in Oakland, and Glen Peters, research director at the CICERO Center for International Climate Research in Oslo:

A sizeable portion of the literature on climate impacts refers to RCP8.5 as business as usual, implying that it is probable in the absence of stringent climate mitigation. The media then often amplifies this message, sometimes without communicating the nuances. This results in further confusion regarding probable emissions outcomes, because many climate researchers are not familiar with the details of these scenarios in the energy-modeling literature.15

13 Denchak, M. “Paris Climate Agreement: Everything You Need to Know,” NRDC, 2021, February 19. See https://www.nrdc.org/stories/paris-climate-agreement-everything-you-need-know#sec-whatis

14 IPCC. “Preparing Reports.” See https://www.ipcc.ch/about/preparingreports/

15 Hausfather, Z., & Peters, G. P. “Emissions – the ‘business as usual’ story is misleading,” Nature Publishing Group, January 29, 2020. See https://www.nature.com/articles/d41586-020-00177-3

The Proposal Realigns Executive Incentives with Shareholder Interests

Considering the popular narrative on climate change exaggerates the negative effects of carbon emissions and ignores the positive effects of hydrocarbon energy, it is unwise for ExxonMobil to hinge its future on a false assumption of catastrophic climate change. Rapid decarbonization – as outlined in the Paris Agreement and supported by the Company[16] – is not a logical, nor a feasible, option. Alternative energy sources are too inefficient, unreliable, and cost-prohibitive to replace legacy energy sources in the near future.[17]

Further, the Paris Agreement’s climate targets do not include a comprehensive evaluation of their long-term impacts on the global economy, energy security, and the livelihoods of billions of people. Reducing the availability and affordability of oil and gas without a viable alternative will cause economic and humanitarian destruction in developing nations that rely on affordable energy to power their economies.18 19 20 21

For these reasons, the Proposal urges the Compensation Committee of the Board of Directors to critically reassess the company’s executive pay incentives for reducing greenhouse gas emission reductions. The aim is to realign these incentives with legitimate fiduciary goals, removing or reevaluating scientifically dubious objectives that may pose risks to the company’s long-term interests.

ExxonMobil is an oil and gas company

ExxonMobil’s expertise and core business lie in the exploration, extraction, and sale of oil and gas. Simply, the firm is one of the largest hydrocarbon fuel producers in the world. Steering executive incentives towards aggressive emission reductions could divert focus and resources from these core activities, potentially undermining the company’s financial performance and competitive positioning.

16 ExxonMobil. “2024 Proxy Statement.” See https://static.conocophillips.com/files/resources/2024-proxy.pdf

17 Zycher, Benjamin. “The Trouble with ‘Renewable’ Energy,” American Enterprise Institute, October 10, 2019. See https://www.aei.org/articles/the-trouble-with-renewable-energy/

18 Shan, Lee Ying. “IEA says developing nations are the No. 1 casualty of the energy crisis,” CNBC, October 25, 2022. See https://www.cnbc.com/2022/10/26/iea-developing-nations-the-number-one-casualty-of-the-energy-crisis.html

19 IEA. “Access to Electricity.” See https://www.iea.org/reports/sdg7-data-and-projections/access-to-electricity

20 Tongia, Rahul. “It is unfair to push poor countries to reach zero carbon emissions too early,” Brookings Institution, October 26, 2022. See https://www.brookings.edu/articles/it-is-unfair-to-push-poor-countries-to-reach-zero-carbon-emissions-too-early/

21 Baker, Arthur; Ramachandran, Vijaya. “Let Them Eat Carbon,” the Breakthrough Institute, March 29, 2022. See  https://thebreakthrough.org/journal/no-16-spring-2022/let-them-eat-carbon

The current focus on greenhouse gas reduction as a component of executive compensation puts environmental goals of dubious value before financial performance and strategic growth. Environmental aspirations that are not clearly validated by science should not overshadow the primary fiduciary duty to shareholders: maximizing long-term value.

There are currently two paths for ExxonMobil to lower its carbon emissions – reduce oil and gas production, or offset carbon emissions from oil and gas production with carbon capture and storage. Both paths are an unproductive use of shareholder resources.

ExxonMobil, as one of the world’s leading oil and gas producers, has built its legacy on efficiently extracting and supplying hydrocarbons. The global economy’s reliance on these resources remains robust, and projections indicate continued dependence for decades to come. ExxonMobil is fundamentally an oil and gas firm. Yet the Company is incentivizing its executives to drill for less oil and gas, a clear violation of trust for shareholders, and a flagrant destruction of shareholder resources.

The alternative is to invest in carbon capture and storage, an area where ExxonMobil has little competitive advantage. These projects are expensive22 and rely on government subsidies provided by the Inflation Reduction Act23 – which may ultimately be repealed pending the results of the 2024 Presidential and Congressional elections – to remain profitable. The Company’s investments in CCS projects appear to be more politically motivated than financially.

The current incentive structure puts questionable environmental goals above the Company’s core mission — maximizing shareholder value through hydrocarbon exploration and production. ExxonMobil should reevaluate these incentives and ensure that its business strategies are crafted with more than an eye towards economic sustainability and shareholder returns.

The overstated efficacy of emission reductions

Further, the linkage between executive pay and emission reductions assumes that such targets directly contribute to global climate mitigation efforts. However, the actual impact of these reductions by a single entity, such as ExxonMobil, on global climate patterns is marginal at best. The current climate change modeling predicts impacts that are fraught with uncertainties and often criticized for their inaccuracies and bias toward worst-case scenarios. As such, grounding a significant portion of executive compensation on these speculative and scientifically debatable targets does not constitute a sound business strategy.

22 Douglas, Leah. “Explainer: Why carbon capture is no easy solution to climate change,” Reuters, November 27, 2023. See https://www.reuters.com/business/environment/why-carbon-capture-is-no-easy-solution-climate-change-2023-11-22/

23 Watson, Markham. “IRA ‘turbocharged’ carbon capture tax credit, but challenges persist: experts,” S&P Global, July 26, 2023. See https://www.spglobal.com/commodityinsights/en/market-insights/latest-news/energy-transition/072523-ira-turbocharged-carbon-capture-tax-credit-but-challenges-persist-experts

Additionally, the focus on stringent emissions reductions overlooks the broader context of energy demand and supply. Global energy markets are complex and influenced by numerous factors beyond the control of any single company. The company’s ability to adapt to market demands for oil and gas should be incentivized, rather than curtailed, by rigid adherence to idealistic environmental benchmarks that will ultimately have minimal effect on the global economy.

Legal and regulatory risks

In an increasingly complex regulatory environment, ExxonMobil faces significant risks from evolving climate policies and legislation. The current emphasis on greenhouse gas reductions within executive compensation could potentially expose the company to heightened legal and regulatory scrutiny, particularly if these incentives lead to decisions that conflict with shareholder interests.

ExxonMobil can mitigate these risks by aligning executive incentives more closely with overall business performance and less strictly with environmental metrics, ensuring compliance with both current and future regulations while maintaining flexibility to adapt to legal changes.

Conclusion

The current executive compensation structure at ExxonMobil requires immediate reassessment. The emphasis on drastic emission reductions, spurred by a politicized climate discourse, risks compromising the company’s competitiveness and financial stability by binding strategic decisions to emission metrics that may not directly correlate with shareholder value or even realistic environmental benefits. It is imperative that the Company remove these harmful incentives from its executive compensation plans.

Thus, NLPC urges you to vote FOR Item 4 on the 2024 proxy ballot of the ExxonMobil Corporation.

Photo credits:

Page 2 – Exxon sign, YouTube screen shot

Page 3 – Closing ceremony of COP21, Paris, United Nations photo/Creative Commons

Page 5 – Exxon’s Rotterdam refinery/Creative Commons

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For questions regarding ExxonMobil Corporation – Item 4 – “Shareholder Proposal Requesting the Company to Revisit Pay Incentives for GHG Emission Reductions,” sponsored by National Legal and Policy Center, please contact Luke Perlot, associate director of NLPC’s Corporate Integrity Project, via email at lperlot@nlpc.org.